www.linkedin.com/in/johnwu71
(LinkedIn)
www.gryphonconnect.com
(Company)

Top Skills

LTE
CDMA
Cellular Communications

Languages

English
Igpay Atinlay
Chinese

Patents

Method for protecting IoT devices from intrusions by performing statistical analysis

System and method for provisioning a wireless device to only be able to access network services within a specific location

Method and apparatus for configuring nodes in a wireless network

Systems and methods for automatic connection with a wireless network

Systems and methods for registering a client device in a data communication system

John Wu

CEO of GRYPHON | Mission oriented family first cybersecurity platform made simple with AI
San Diego, California, United States

Summary

Powered by machine learning, we make it simple to help protect your family & small business from internet dangers with a smart Wi-Fi mesh system. The solution has been awarded 9 issued patents and is currently protecting over 350K devices. Learn how to be an investor at www.wefunder.com/gryphon

3,500+ 5 star ratings on Amazon:
https://www.amazon.com/gryphon

Best of CES 2019 · Best Router for Family Safety and Privacy:
https://techaeris.com/2019/01/14/best-of-ces-2019-rolling-screens-8k-tvs-and-more/

Tom's Guide Ranked Best Security-Focused Mesh Router:
https://www.tomsguide.com/us/gryphon-secure-mesh-router,review-6042.html

Ranked "The Best Parental Control Hardware Around" by Fatherly:
https://www.fatherly.com/gear/best-parental-control-hardware-gryphon-smart-wifi-mesh-system/

Order your Gryphon Device:
https://gryphonconnect.com/

Experience

Gryphon Online Safety, Inc.
Co-Founder and CEO
August 2016 - Present (7 years 7 months)
San Diego, CA

Making it simple to protect our home and small business networks with an AI powered smart mesh WiFi system.

Website: www.gryphonconnect.com/linkedin (save $10 use code LINKEDIN10 during checkout)
Facebook: gryphonsocial
Amazon: https://amazon.com/gryphon

Novatel Wireless, Inc
16 years 1 month

Vice President, Advanced Engineering and MiFi Labs
June 2014 - August 2016 (2 years 3 months)

Novatel Wireless is a leading provider of 3G/4G wireless IoT products and services that connect people with information. My responsibilities involve:

Hardware And Software Platforms
System Architecture
Product Development
Engineering Management Of Global Teams
Cloud Based IoT Services
P&L For MiFi Labs Engineering Services
MiFi Labs Sales and Marketing
Strategic Partnerships
Business Development

Successes Include:
MiFi 6620 Global Mobile Hotspot For Verizon Wireless
CES Award for Connected Devices
PC Magazine Editors Choice Award
SA2100 - IoT Platform For Telematics and Telemetry
MiFi OS Architecture For IoT and MiFi Product Lines
Liquid Image EGO - First LTE Wireless Sports Action Camera
MiHub - SMB Wireless Router

Vice President Global Software
August 2000 - June 2014 (13 years 11 months)
San Diego

Held various engineering leadership positions leading up to VP of Software Engineering

Grew team from three to over 120 engineers and from developing a single product to simultaneously developing multiple product lines with over $350 Million in revenue.

Responsible for all 3G/4G wireless software, firmware, and server applications development across both Mobile Computing and IoT business units

Lead a global organization of over 120 software professionals

Commercialized a series of successful 3G/4G products in IoT and Mobile Computing

Products include PC cards, embedded modules, USB modems, home routers, MobiLink communication software suite, and MiFi mobile hotspots

Holds multiple patents on the world's first MiFi intelligent mobile hotspot as well as other wireless technologies

Motorola, Inc
DSP Manager
1996 - 2000 (4 years)

Led a multinational team of DSP developers (India, China, Chicago) on software and algorithm development for wireless CDMA chipsets. Responsible for vocoders, power management, echo cancellation, adaptive noise suppression, AMPS signal processing, multimedia codecs, and real-time DSP OS. Chipset was successfully commercialized in the Motorola CDMA Startac and other handsets.

Education

University of Illinois at Urbana-Champaign
Bachelor of Science (BSc), Electrical Engineering

University of Illinois at Urbana-Champaign
Master of Science (MS), DSP and Image Processing